END FUEL CORP.

18775 SW 27th Court

Miramar, FL 33029

Tel: (786) 487-9367

December 28, 2010

Jonathan Groff

Attorney - Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	End Fuel Corp. Registration Statement on Form S-1, as amended Filed October 19, 2010 File No. 333-170016

Dear Mr. Groff:

Pursuant to your comment letter dated December 22, 2010 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment and keyed our answers for your review.

Amendment 1 to Registration Statement on Form S-1

Summary Information, page 3

Company History, page 3

1.

We note your response to comment 4 from our letter dated November 9, 2010 and your revised disclosure. Please further revise to discuss the relationships among Mr. Adelstein, Ms. Shnider and Mr. Fernandez. Explain why 2,000,000 shares were issued to the four minor aged children and why Mr. Fernandez was designated the custodian of those shares.

Answer: We have added the following disclosure:

Mr. Fernandez, our sole officer and director, negotiated the voting control of 2,000,000 common shares held in the name of four (4) minor aged children of which all four (4) are related to Tammi Shnider and all four (4) are the grandchildren of Steven Adelstein, All four (4) children held a portion of ownership of the intellectual property acquired by the Company on July 31, 2010. Mr. Fernandez required and obtained the voting control of the 2,000,000 common shares held in the name of four (4) minor aged children in order to have the majority voting power of the Company. Mr. Fernandez, our sole officer and director, does not have a direct relationship with either Steven Adelstein or Tammi Shnider, but has worked with Steven Adelstein over the past period of (four) 4 years on several occasions as Steven Adelstein is a financial consultant. Additionally, Tammi Shnider is the adult daughter of Steven Adelstein.

2.

Further revise the disclosure in response to comment 5 from our letter dated November 9, 2010 to state that the note was issued as partial payment for your intellectual property and to reveal the parties to the note.

Answer: We have added the following disclosure

On July 31, 2010, the Company issued a long term Note in the amount of $240,000 to the sellers of the children’s intellectual properties as partial consideration of the total purchase price of $262,500. The holder of the Note issued on July 31, 2010 by the Company is to Tammi Shnider, as trustee, for the benefit of eight (8) individuals of which 89% is held in the name of Tammi Shnider and four (4) minor aged children, related to Tammi Shnider. The balance of the note (11%) is held by three (3) individuals having no direct relationship to Tammi Shnider or Alfred Fernandez, our sole officer and director.

Description of Securities, page 12

Common Stock, page 12

3.	Further revise the disclosure added in response to comment 11 from our letter dated November 9, 2010 to discuss the requirements of Rule 144(i) including the 1 year resale restriction.

Answer: We have added the following disclosure:

Accordingly, when this Registration statement becomes effective, all shares outstanding must comply under Rule 144(i)  including, but not limited to, a holding period of twelve (12) months to comply with the resale restriction.

Description of Business, page 13

4.

We note your response to comment 12 from our letter dated November 9, 2010, but also note that End Fuel Corp. was the original name of the company at incorporation on June 2, 2008. We further note that your officer and director bought into the company on July 30, 2010 and completed the acquisition of your intellectual property the next day. These actions suggest a shift in business focus. Please advise and revise as necessary. In addition, move the applicable disclosure to your business section.

Answer: We moved this disclosure to the Business section as follows:

In June, 2008, the Company was incorporated in the state of Florida by Steven Adelstein (the father of Tammi Shnider, the majority owner of the children’s intellectual property) having the original intent to acquire the children’s intellectual property that is currently owned by the Company. This original intended acquisition of the children’s intellectual property did not occur from inception until July 31, 2010 as a primary result of Tammi Shnider’s change of original intent and the refocusing of her career (from a stay-at-home mom to the legal profession). Accordingly, new negotiations commenced with the Company and Alfred Fernandez in January, 2010 and concluded in July, 2010 whereby the Company acquired the intellectual property and Alfred Fernandez became the Company’s sole officer and director.

5.

Supplement your revised disclosure in response to comment 14 from our letter dated November 9, 2010 to state that you issued a note payable as partial consideration and provide the material terms thereto.

Answer: We disclosed as recommended

Strategy and products, page 14

6.

Further revise your disclosure pursuant to comment 17 from our letter dated November 9, 2010 to clearly indicate where the ultimate consumer of your products will be able to purchase each of your CDs, DVDs and Direct Downloads.

Answer: We have added the following disclosure:

The ultimate consumer will be able to purchase our products through the normal source of physical retailers allowing the consumer to purchase inventories of our CD,/DVD products and ecommerce through the internet via direct downloads.

Sales and Marketing, page 14

7.

Your revision in response to comment 18 from our letter dated November 9, 2010 does not make clear whether you have had any contact with candidates for the consultant position referenced. Further revise to clearly state.

Answer: We have added the following disclosure as recommended:

We plan on commencing a search for this consultant in April, 2011 and have not interviewed anyone to date for this position.

Management's Discussion and Analysis, page 15

Plan of Operations, page 16

8.

We note your response to comment 20 from our letter dated November 9, 2010 and your revised disclosure. Please elaborate. The current disclosure does not describe what your marketing effort will entail, the various steps to complete your effort, a time-line for completing those steps and the associated costs. Nor does your disclosure explain how you intend to fund these costs taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your ability/inability to raise further capital.

Answer: We have added the following disclosure which summarizes our intent to execute agreements with independent distributors. Please note that this agreement has not been negotiated and has many variables to mention. Therefore, we have disclosed in summary format for clarity.

The business plan provides that we hire an independent consultant that will perform various tasks including arranging independent distribution agreements with third parties to retail our products. The independent distribution agreements will provide for advertising, inventory and other normal provisions for this type of agreement. The terms and conditions of these distribution agreements will be dependent on how much funding the Company can actually obtain within 150 days in order to meet the seasonal purchaser in November and December, 2011.  The actual contracts to be executed with the independent distributor are dependent on how much funding the Company has available to assist the independent distributor. For example, if the Company does not obtain adequate funding for inventory, the independent distributor will require a higher level of percentage of product sale to be received as his fee for services including the distributors’ reimbursement of the cost of inventory. Therefore, there are no assurances the Company can arrange for adequate funding (either from the proceeds of this offering, related party advances or by third party lenders), and could result in a high risk of Company failure.

Limited Operating History, Need for Additional Capital, page 17

9.

Supplement the disclosure in response to comment 23 from our letter dated November 9, 2010 to quantify your short-term liquidity needs and address whether the funding Mr. Fernandez may provide in conjunction with the proceeds raised from the offering will sufficiently meet those needs. If these sources are insufficient, describe management's plan to overcome that deficiency. In addition, clarify whether the interest payments on the note payable would continue if and when the principal is paid off.

Answer: We changed disclosure as recommended.

Should the Commission or the staff, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Alfred Fernandez

Alfred Fernandez, President

End Fuel Corp.

Cc: Larry Spirgel, Assistant Director